                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               Rexene Corporation

                ------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share

                ------------------------------------------------
                         (Title of Class of Securities)

                                  761683-10-1

                ------------------------------------------------
                                 (CUSIP Number)

                             John P. Gourary, Esq.
                             Howard, Darby & Levin
                          1330 Avenue of the Americas
                            New York, New York 10019
                                 (212) 841-1000

                ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 9, 1995

                ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the Statement [X].


                               Page 1 of 9 Pages
                           Exhibit Index is on Page 8

- ----------------------                                        ------------------
CUSIP No. 761683-10-1                   13D                    Page 2 of 9 Pages
- ----------------------                                        ------------------

- --------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Stephen C. Swid
- --------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]
- --------------------------------------------------------------------------------
3        SEC Use Only

- --------------------------------------------------------------------------------
4        Sources of Funds (See Instructions)
         PF, 00
- --------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e)                                                [ ]
- --------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States of America
- --------------------------------------------------------------------------------
       Number of              7       Sole Voting Power
         Shares                       950,986
                         -------------------------------------------------------
      Beneficially            8       Shared Voting Power
        Owned by                      11,000
                         -------------------------------------------------------
          Each                9       Sole Dispositive Power
       Reporting                      950,986
                         -------------------------------------------------------
      Person With             10      Shared Dispositive Power
                                      11,000
- --------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         961,986
- --------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row  (11) Excludes Certain  Shares
         (See Instructions)                                                  [X]
- --------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         5.1%
- --------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         IN
- --------------------------------------------------------------------------------

- ----------------------                                        ------------------
CUSIP No. 761683-10-1                    13D                   Page 3 of 9 Pages
- ----------------------                                        ------------------

- --------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Stephen D. Weinroth
- --------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [ ]
- --------------------------------------------------------------------------------
3        SEC Use Only

- --------------------------------------------------------------------------------
4        Sources of Funds (See Instructions)
         PF
- --------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Item 2(d) or 2(e)                                                [ ]
- --------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States of America
- --------------------------------------------------------------------------------
       Number of              7       Sole Voting Power
         Shares                       233,350
                         -------------------------------------------------------
      Beneficially            8       Shared Voting Power
        Owned by                      0
                         -------------------------------------------------------
          Each                9       Sole Dispositive Power
       Reporting                      233,350
                         -------------------------------------------------------
      Person With             10      Shared Dispositive Power
                                      0
- --------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         233,350
- --------------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row  (11) Excludes  Certain Shares
         (See Instructions)                                                  [X]
- --------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         1.2%
- --------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         IN
- --------------------------------------------------------------------------------

                                                              ------------------
                                                               Page 4 of 9 Pages
                                                              ------------------


ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the Common Stock, par value $.01 per share ("Shares"), of Rexene Corporation, a Delaware corporation (the "Issuer"), with its principal executive offices located at 5005 LBJ Freeway, Dallas, Texas 75244.

ITEM 2. IDENTITY AND BACKGROUND.

     The persons  filing this  statement are Stephen C. Swid ("SCS") and Stephen
D. Weinroth ("SDW" and, together with SCS, the "Reporting Persons"). Each Reporting Person is a citizen of the United States of America.

     SCS's principal occupation or employment is serving as the Chairman of the Board of Directors, and President and Chief Executive Officer, of SCS Communications Inc. ("SCS Communications"). SCS's business address is c/o SCS Communications Inc., 152 West 57th Street, 57th Floor, New York, New York 10019. SCS Communications's principal businesses are publishing and investing in securities; its principal executive offices are located at 152 West 57th Street, 57th Floor, New York, New York 10019. SCS also serves as Co-Chairman of the Board of Directors, and Co-Chief Executive Officer, of Vetta Sports, Inc. ("Vetta").

     SDW's principal occupation or employment is serving as the Co-Chairman of the Board of Directors, and Co-Chief Executive Officer of, Vetta. SDW's business address is c/o Vetta Sports, Inc., 152 West 57th Street, 57th Floor, New York, New York 10019. Vetta's principal business is designing and distributing bicycle accessories; its principal executive offices are located at 152 West 57th Street, 57th Floor, New York, New York 10019. SDW also serves as a Director of SCS Communications.

     Neither Reporting Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price for 961,986 Shares purchased by SCS, including payment of commissions, was $8,245,873. The purchases of these Shares were funded from cash available to SCS and to those persons with whom SCS shares beneficial ownership as set forth in Item 5(b) below, and through borrowings pursuant to customer agreements between SCS and Bear, Stearns & Co. Inc., a customer agreement between SCS and Neuberger & Berman and a margin account application and agreement between SCS and Goldman, Sachs & Co. (collectively, the "Margin Agreements").

     The aggregate purchase price for the 233,350 Shares purchased by SDW, including payment of commissions, was $1,621,936.25. The purchases of these Shares were funded from cash available to SDW.

ITEM 4. PURPOSE OF TRANSACTION.

     Each Reporting Person has acquired his Shares for investment purposes. Each Reporting Person believes that the Shares represent an attractive investment opportunity. Each Reporting Person will continue to evaluate his investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, such Reporting Person's

                                                              ------------------
                                                               Page 5 of 9 Pages
                                                              ------------------

own financial condition, other investment opportunities and other future developments. Based upon such evaluation, each Reporting Person will take such actions in the future as such Reporting Person may deem appropriate in light of the circumstances existing from time to time. If either Reporting Person believes that further investment in the Issuer is warranted, whether because of the market prices for the Issuer's securities or otherwise, such Reporting Person may acquire additional Shares or other securities of the Issuer, either in the market or in privately negotiated transactions. Similarly, depending on market and other factors, either Reporting Person may determine to dispose of some or all of the Shares currently owned by such Reporting Person or otherwise acquired by such Reporting Person, either in the market or in privately negotiated transactions.

     Except as set forth in this Item 4, the Reporting Persons have no plans or proposals with respect to any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D. Each Reporting Person, however, reserves the right, either individually or together with one or more of the other shareholders of the Issuer, to determine in the future to take or cause to be taken one or more of such actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The following table sets forth information with respect to the Shares beneficially owned by each Reporting Person as of the close of business on March 16, 1995:

                          Number of                Approximate Percentage of
         Name             Shares                   Outstanding Shares (1)
         ----             -------------            -------------------------
         SCS              961,986(2)(3)                     5.1%(2)(3)

         SDW              233,350(2)(3)                     1.2%(2)(3)

- ---------------

(1) Computed on the basis of 18,717,797 Shares outstanding as of March 9, 1995 as specified by the Issuer in a letter dated March 14, 1994.

(2) The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Act"), by virtue of an understanding between them to act together from time to time for the purpose of acquiring, holding, voting, or disposing of Shares. Thus, pursuant to Rule 13d-5, each Reporting Person may be deemed to beneficially own all Shares beneficially owned by the other Reporting Person. Each Reporting Person disclaims beneficial ownership of such Shares.

(3) Does not include an aggregate of 236,000 Shares (1.3% of the outstanding Shares) beneficially owned by Allen Investments III, an affiliate of Allen & Company Incorporated, and Stanley S. Shuman, an executive officer of Allen & Company Incorporated. On March 9 and 10, 1995, Allen Investments III and Mr. Shuman purchased such Shares in participation with the purchase by the Reporting Persons of 339,049 Shares in two block trades executed on the New York Stock Exchange (the "NYSE"). Pursuant to such transaction, SCS and SDW acquired beneficial ownership of 236,049 Shares and 103,000 Shares, respectively. Solely by virtue of such purchases, Allen Investments III and Mr. Shuman may be deemed to be part of a "group" together with SCS and SDW within the meaning of Rule 13d-5. However, no agreement exists between either of the Reporting Persons and either of Allen Investments III and Mr. Shuman with respect to any further acquisitions of Shares or the holding, voting or disposing of Shares. Each Reporting Person disclaims
     (i) beneficial ownership of Shares beneficially owned by Allen Investments III or Mr. Shuman and (ii) being part of a 'group' together with Allen Investments III and Mr. Shuman within the meaning of Rule 13d-5. The Reporting Persons have

                                                              ------------------
                                                               Page 6 of 9 Pages
                                                              ------------------

     been informed by Allen Investments III and Mr. Shuman that Allen Investments III and Mr. Shuman intend to file with the Securities and Exchange Commission a statement on Schedule 13D with respect to the transactions described in this Note (3).

     (b) SCS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 950,986 Shares that he beneficially owns. SCS shares the power to vote or to direct the vote and to dispose or to direct the disposition of 11,000 Shares that he beneficially owns. With respect to 6,000 of such 11,000 Shares, SCS shares the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares with Robert Lifton, Nan G. Swid and Richard A. Eisner. With respect to 2,000, 1,800 and 1,200 of such 11,000 Shares, SCS shares the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares with Jill H. Swid, Robin S. Swid and Scott L. Swid, respectively. SCS is the husband of Nan G. Swid and the father of Jill H. Swid, Robin S. Swid and Scott L. Swid. Each of Robert Lifton, Richard A. Eisner, Nan G. Swid, Jill H. Swid, Robin S. Swid and Scott L. Swid is a citizen of the United States of America.

     SDW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 233,350 Shares that he beneficially owns.

     Robert A. Lifton's principal occupation or employment is serving as the Chairman of the Board of Directors of Stanoff Corporation. Mr. Lifton's business address is c/o Stanoff Corporation, 805 Third Avenue, 26th Floor, New York, New York 10022. Stanoff Corporation's principal business is real estate investment; its principal executive offices are located at 805 Third Avenue, 26th Floor, New York, New York 10022.

     Richard A. Eisner's principal occupation or employment is as a managing partner in Richard A. Eisner & Co. Mr. Eisner's business address is c/o Richard
A. Eisner & Co., 575 Madison Avenue, New York, New York 10022. Richard A. Eisner & Co. is an accounting firm; its principal executive offices are located at 575 Madison Avenue, New York, New York 10022.

     Nan G. Swid's principal occupation or employment is serving as President of Swid Powell. Mrs. Swid's business address is c/o Swid Powell, 55 West 13th Street, New York, New York 10011. Swid Powell's principal business is manufacturing tableware; its principal executive offices are located at 55 West 13th Street, New York, New York 10011.

     Jill H. Swid's principal occupation or employment is serving as Fashion Editor of Spin Magazine. Ms. Swid's business address is c/o Spin Magazine, 6 West 18th Street, New York, New York 10011. Spin Magazine's principal business is magazine publishing; its principal executive offices are located at 6 West 18th Street, New York, New York 10011.

     Robin S. Swid's principal occupation or employment is as an actress. Ms. Swid's residential address is 311 South Swall Drive, Los Angeles, California 90048.

     Scott L. Swid's principal occupation or employment is as a portfolio manager at Kingdon Capital Management Corporation. Mr. Swid's business address is c/o Kingdon Capital Management Corporation, 152 West 57th Street, 50th Floor, New York, New York 10019. Kingdon Capital Management Corporation's principal business is acting as an investment advisor; its principal executive offices are located at 152 West 57th Street, 50th Floor, New York, New York 10019.

     To the best knowledge of the Reporting Persons, none of Robert Lifton, Richard A. Eisner, Nan G. Swid, Jill H. Swid, Robin S. Swid and Scott L. Swid has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil

                                                              ------------------
                                                               Page 7 of 9 Pages
                                                              ------------------

proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty days by each of the persons named in Item 5(a) above. Except as otherwise indicated, the transactions set forth below were market purchases effected on the NYSE.

                         Price Per       SCS               SDW
        Trade Date       Share ($)      Shares            Shares
        ----------      ----------      ------            ------
          2/14/95         11.125       100,000              --
                          11.125         5,000              --
                          11.00          1,000              --
          2/15/95         11.00          9,000              --

          2/16/95         11.00         10,000              --
          2/17/95         10.13         30,000              --
          3/9/95           9.75        150,049(1)         75,000(1)
          3/10/95          9.75         86,000(1)         28,000(1)

- ---------------

(1) As described in Note (3) to the table set forth in Item 5(a), on March 9 and 10, 1995, Allen Investments III and Stanley S. Shuman purchased an aggregate of 236,000 Shares (150,000 on March 9 and 86,000 on March 10) in participation with the purchase of the Shares by the Reporting Persons in two block trades executed on the NYSE.

     (d) With respect to 947,986 of the 961,986 Shares beneficially owned by SCS, no person other than SCS has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. With respect to the other 14,000 Shares beneficially owned by SCS, persons in addition to SCS have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

     With respect to the 233,350 Shares beneficially owned by SDW, no person other than SDW has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons are parties to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1, with respect to the filing of this Statement and any amendments hereto.

                                                              ------------------
                                                               Page 8 of 9 Pages
                                                              ------------------

     31,000 Shares beneficially owned by SCS and 40,000 Shares beneficially owned by SDW have been pledged as collateral to support a letter of credit issued by Citibank, N.A. for the account of Vetta in the ordinary course of Vetta's business in accordance with hypothecation agreements, copies of the form of which are attached hereto as Exhibit 2 (the "Hypothecation Agreements").

     SCS is a party to the Margin Agreements, copies of which are attached hereto as Exhibit 3.

     Except as described in this filing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1   Joint Filing Agreement.
Exhibit 2   Form of Hypothecation Agreements.
Exhibit 3   Margin Agreements.

                                                              ------------------
                                                               Page 9 of 9 Pages
                                                              ------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 1995



                                                        /s/ Stephen C. Swid
                                                    ----------------------------
                                                          Stephen C. Swid





                                                      /s/ Stephen D. Weinroth
                                                    ----------------------------
                                                        Stephen D. Weinroth